Block listing Interim Review Released : 28.10.2021 RNS Number : 5898Q Rio Tinto PLC 28 October 2021 Rio Tinto plc Block Listing Six Monthly Return 28 October 2021 Name of applicant: Rio Tinto plc Name of scheme: Rio Tinto plc Performance Share Plan Period of return: 29 April 2021 to 28 October 2021 Balance of unallotted securities under scheme(s) from previous return: 358,183 Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 0 Less: Number of securities issued/allotted under scheme(s) during period: 0 Equals: Balance under scheme(s) not yet issued/allotted at end of period: 358,183 Name of applicant: Rio Tinto plc Name of scheme: Rio Tinto plc Global Employee Share Plan Period of return: 29 April 2021 to 28 October 2021 Balance of unallotted securities under scheme(s) from previous return: 15,913 Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 30,000 Less: Number of securities issued/allotted under scheme(s) during period: 21,585 Equals: Balance under scheme(s) not yet issued/allotted at end of period: 24,328 Name of contact: Steve Allen Telephone number of contact: 0207 781 2000 This announcement has been authorised for release to the market by Rio Tinto's Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State. This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. EXHIBIT 99.13

RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END BLRGZMZGGRLGMZM